Exhibit 12.1
Computation of Earnings to Fixed Charges
Computation of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year Ended December 31,
(in millions, except ratios)	2004	2005	2006	2007	2008
Earnings:
Pretax income from continuing operations	(708.0)	(860.7)	(1,102.8)	(562.8)	(5,310.8)
Minority Interest	—	—	—	—	—
Equity method losses	—	6.9	4.4	—	30.5
Interest expense, net of amounts capitalized	41.4	45.4	64.0	70.3	144.8
Amortization of capitalized interest	11.7	11.7	11.7	11.7	11.7
Estimate of the interest component of rent expense	1.5	1.6	1.7	1.8	5.2

Total Earnings	(653.4)	(795.1)	(1,021.0)	(479.0)	(5,118.6)

Fixed Charges:
Interest expense, net of amounts capitalized	41.4	45.4	64.0	70.3	144.8
Capitalized interest	—	—	4.2	8.9	20.9
Estimate of the interest component of rent expense	1.5	1.6	1.7	1.8	5.2

Total Fixed Charges	42.9	47.0	69.9	81.0	170.9

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—
Deficiency in Earnings to Fixed Charges	696.3	842.1	1,090.9	560.0	5,289.5

Fixed Charges and Preferred Stock Dividends:
Fixed Charges	42.9	47.0	69.9	81.0	170.9
Preferred dividend requirements	—	—	—	—	—

Total Fixed Charges and Preferred Stock Dividends	42.9	47.0	69.9	81.0	170.9

Ratio of Earnings to combined Fixed Charges and Preferred Stock Dividends (2)	—	—	—	—	—
Deficiency of Earnings to combined Fixed Charges and Preferred Stock Dividends	696.3	842.1	1,090.9	560.0	5,289.5

(1)	No figure is provided for any period during which the applicable ratio was less than 1.00. Therefore earnings available for fixed charges were inadequate to cover fixed charges for these periods.

(2)	No figure is provided for any period during which the applicable ratio was less than 1.00. Therefore earnings available for fixed charges and preferred stock dividends were inadequate to cover fixed charges and preferred stock dividends for these periods.